SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2001

Versatel Telecom International N.V.

(Exact name of Registrant as specified in its charter)

Hullenbergweg 101
1101 CL Amsterdam-Zuidoost
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

VERSATEL TELECOM INTERNATIONAL N.V.

QUARTERLY REPORT ON FORM 6-K/A
FOR THE PERIOD ENDED
SEPTEMBER 30, 2001

INDEX

PART I — FINANCIAL INFORMATION	5

ITEM 1. Financial Statements	5

Audited Condensed Consolidated Balance Sheet As Of December 31, 2000 And Unaudited Condensed Consolidated Balance Sheet As Of September 30, 2001	5

Unaudited Condensed Consolidated Statements Of Operations For The Three Months Ended September 30, 2001 And September 30, 2000 And For The Nine Months Ended September 30, 2001 And September 30, 2000	7

Unaudited Condensed Consolidated Statements Of Cash Flows For The Nine Months Ended September 30, 2001 And September 30, 2000	8

Audited Condensed Consolidated Statement Of Shareholders’ Equity For The Year Ended December 31, 2000 And Unaudited Condensed Consolidated Statement Of Shareholders’ Equity For The Nine Months Ended September 30, 2001	9

Notes To The Unaudited Condensed Consolidated Financial Statements	10

ITEM 2. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations	18

ITEM 3. Quantitative And Qualitative Disclosures About Market Risk	33

PART II — OTHER INFORMATION	34

SIGNATURES	35

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Quarterly Report on Form 6-K/A includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our business. Such forward-looking statements can often be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “should”, “would be”, “seek” or “anticipate” or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

•	Anticipated trends and conditions in our industry, including regulatory reforms and the liberalization of telecommunications services across Europe;

•	The impact of the recent slowdown in economic activity generally, and in the telecommunications industry in particular, on our business;

•	Our ability to compete, both nationally and internationally;

•	Our intention to introduce new products and services;

•	Our expectation of the competitiveness of our services;

•	The anticipated development of our network;

•	Our expectation of the impact of this development on our revenue potential, cost basis and margins; and

•	The impact of our proposed exchange offer for all of our outstanding convertible notes and high yield notes on our financial condition and results of operations, whether or not the exchange offer is successful.

     In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Quarterly Report might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF INFORMATION

     Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). As of January 1, 2000, we have published our financial statements in euro. Prior to that date we published our financial statements in Dutch guilders.

     References to “euro” or “€” are to the currency introduced at the start of the third stage of Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union, references to “Dutch guilders” or “NLG” are to the currency of The Netherlands, and references to “U.S. dollars” or “$” are to United States dollars. For the convenience of the reader, this document contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro amounts into U.S. dollars have been made at €1.00 per $0.9099, based on the noon buying rate in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on September 30, 2001.

PART I — FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

VERSATEL TELECOM INTERNATIONAL N.V.

AUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2000 AND UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEET AS OF SEPTEMBER 30, 2001

(Amounts in thousands)

	December 31, 2000	September 30, 2001

		(unaudited)
	€	€	U.S.$
ASSETS

Current Assets:

Cash and cash equivalents	61,618	431,131	392,286

Marketable securities	1,116,249	390,570	355,380

Restricted cash, current portion	26,009	—	—

Accounts receivable, net	74,807	58,688	53,400

Inventory, net	9,804	17,822	16,216

Unbilled revenues	12,327	16,598	15,103

Prepaid expenses and other	51,568	38,042	34,614

Total current assets	1,352,382	952,851	866,999

Fixed Assets:

Property, plant and equipment, net	591,391	751,409	683,707

Construction in progress	175,766	154,984	141,020

Total fixed assets	767,157	906,393	824,727

Investment, at cost	—	125	114

Capitalized finance costs, net	41,435	34,919	31,773

Other non-current assets	11,003	5,495	5,000

Goodwill, net	245,663	224,923	204,657

Total assets	2,417,640	2,124,706	1,933,270

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

AUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF
DECEMBER 31, 2000 AND UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEET AS OF SEPTEMBER 30, 2001

(Amounts in thousands, except for share amounts)

	December 31, 2000	September 30, 2001

		(unaudited)
	€	€	U.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

Accounts payable	128,716	77,484	70,503

Accrued liabilities	218,152	203,154	184,850

Unearned revenue	16,461	17,100	15,559

Current portion of capital lease obligations	1,334	394	359

Total current liabilities	364,663	298,132	271,271

Capital lease obligations, net of current portion	1,369	12,293	11,185

Long-term liabilities	25,648	29,465	26,810

Long-term debt	1,684,642	1,707,095	1,553,286

Total liabilities	2,076,322	2,046,985	1,862,552

Shareholders’ Equity:

Ordinary shares, NLG 0.05 par value, 91,348,747 and 89,661,986 issued and outstanding as of September 30, 2001 and December 31, 2000, respectively	2,033	2,073	1,886

Additional paid-in capital	1,019,015	1,024,212	931,930

Warrants	722	336	306

Deferred compensation	(19,270)	(14,022)	(12,759)

Accumulated deficit	(661,182)	(934,878)	(850,645)

Total shareholders’ equity	341,318	77,721	70,718

Total liabilities and shareholders’ equity	2,417,640	2,124,706	1,933,270

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000
AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000

(Amounts in thousands, except for per share amounts)

	Three Months Ended
	September 30,			Nine Months Ended September 30,

	2000	2001		2000	2001

	€	€	U.S.$	€	€	U.S.$
OPERATING REVENUES	48,517	65,048	59,187	124,196	189,822	172,719

OPERATING EXPENSES:

Cost of revenues, excluding depreciation	41,976	38,029	34,603	97,260	117,569	106,976

Selling, general and administrative	74,567	40,804	37,127	164,295	132,351	120,426

Tax penalties	—	2,978	2,710	—	2,978	2,710

Restructuring expense	—	—	—	—	7,500	6,824

Depreciation and amortization	22,416	33,891	30,837	59,069	99,303	90,356

Total operating expenses	138,959	115,702	105,277	320,624	359,701	327,292

Operating Loss	(90,442)	(50,654)	(46,090)	(196,428)	(169,879)	(154,573)

OTHER INCOME (EXPENSES):

Foreign currency exchange gains (losses), net	(41,920)	44,998	40,944	(67,261)	(16,732)	(15,224)

Interest income	15,285	10,645	9,686	38,809	36,953	33,624

Interest expense	(45,595)	(46,528)	(42,336)	(118,751)	(137,217)	(124,855)

Result from investments	(85)	—	—	2,182	147	134

Total other income (expenses)	(72,315)	9,115	8,294	(145,021)	(116,849)	(106,321)

Loss before income taxes, minority share and extraordinary item	(162,757)	(41,539)	(37,796)	(341,449)	(286,728)	(260,894)

Credit from income taxes	—	—	—	41	—	—

Net loss before minority share and extraordinary item	(162,757)	(41,539)	(37,796)	(341,408)	(286,728)	(260,894)

Minority share	—	—	—	792	—	—

Net loss before extraordinary item	(162,757)	(41,539)	(37,796)	(340,616)	(286,728)	(260,894)

Extraordinary item	—	7,160	6,515	—	13,032	11,858

Net loss	(162,757)	(34,379)	(31,281)	(340,616)	(273,696)	(249,036)

Net loss per share before extraordinary item (basic and diluted)	(1.85)	(0.45)	(0.41)	(4.03)	(3.16)	(2.88)

Net loss per share after extraordinary item (basic and diluted)	(1.85)	(0.38)	(0.34)	(4.03)	(3.02)	(2.75)

Weighted average number of shares outstanding Basic	87,795	91,332	91,332	84,621	90,712	90,712

Diluted	108,823	109,533	109,533	103,883	109,214	109,214

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000

(Amounts in thousands)

	Nine Months Ended

	September 30, 2000	September 30, 2001

	€	€	U.S.$
Cash Flows from Operating Activities:

Net loss	(340,616)	(273,696)	(249,036)

Adjustments to reconcile net loss to net cash used in operating activities —

Depreciation and amortization	59,069	99,303	90,356

Amortization finance cost	5,446	5,270	4,795

Accreted interest on convertible notes	19,113	23,923	21,768

Gain on sale of investments	(6,514)	—	—

Profit on sale of fixed assets	—	(13,407)	(12,199)

Stock based compensation	5,684	5,246	4,773

Deferred income	11,102	639	581

Profit on extinguishment of debt	—	(13,032)	(11,858)

Exchange loss on long-term debt and restricted cash	66,344	17,301	15,742

Changes in other operating assets and liabilities

Accounts receivable	(47,459)	16,117	14,665

Inventory	(1,477)	(8,017)	(7,295)

Prepaid expenses and other	(30,518)	16,881	15,360

Accounts payable	26,039	(51,237)	(46,620)

Accrued liabilities	101,503	(8,150)	(7,415)

Net cash used in operating activities	(132,284)	(182,859)	(166,383)

Cash Flows from Investing Activities:

Capital expenditures	(325,816)	(210,653)	(191,673)

Proceeds from disposal of fixed assets	11,793	17,758	16,158

Finance costs of senior notes and convertible notes	(19,414)	—	—

Acquisition of business, net of cash acquired	(92,754)	(253)	(230)

Net proceeds from sale of business	13,079	—	—

Purchase of marketable securities	(2,195,500)	(1,030,528)	(937,677)

Sales of marketable securities	1,086,532	1,756,207	1,597,972

Net cash used in (from) investing activities	(1,522,080)	532,531	484,550

Cash Flows from Financing Activities:

Payments under capital lease obligations	(34,547)	(820)	(746)

Proceeds from (redemption of) short-term loans	12,497	(4,086)	(3,718)

Proceeds from long-term debt	33,499	3,816	3,472

Proceeds from (redemption of) senior notes and convertible notes	655,611	(9,079)	(8,261)

Restricted cash paid as interest	26,151	28,090	25,559

Warrants exercised	1,615	425	387

Proceeds exercised options	1,798	961	874

Shareholder contributions	241,180	534	486

Net cash provided by financing activities	937,804	19,841	18,053

Net increase (decrease) in cash	(716,560)	369,513	336,220

Cash, beginning of the period	824,315	61,618	56,066

Cash, end of the period	107,755	431,131	392,286

Supplemental Disclosures of Cash Flow Information:

Cash paid for —

Interest (net of amounts capitalized)	53,678	96,572	87,871

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

AUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2000 AND UNAUDITED CONDENSED
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

(Amounts in thousands of euro, except for share amounts)

	Number of shares		Additional paid-in		Deferred
	outstanding	Ordinary shares	capital	Warrants	compensation	Accumulated deficit	Total

		€	€	€	€	€	€
Balance, December 31, 1999	79,224,986	1,797	743,619	2,088	—	(239,835)	507,669

Shareholders contributions	5,100,000	116	238,411	—	—	—	238,527

Shares issued for acquisition	221,371	5	4,316	—	—	—	4,321

Stock options exercised	2,221,626	49	2,696	—	—	—	2,745

Warrants exercised	2,893,913	66	3,669	(1,366)	—	—	2,369

Deferred compensation	—	—	26,304	—	(26,304)	—	—

Amortization of deferred compensation	—	—	—	—	7,034	—	7,034

Net loss	—	—	—	—	—	(421,347)	(421,347)

Balance, December 31, 2000	89,661,896	2,033	1,019,015	722	(19,270)	(661,182)	341,318

Shareholder contribution	—	—	2,941	—	—	—	2,941

Shares issued for acquisition	7,500	1	524	—	—	—	525

Stock options exercised	944,633	22	1,070	—	—	—	1,092

Warrants exercised	734,718	17	662	(386)	—	—	293

Amortization of deferred compensation	—	—	—	—	5,248	—	5,248

Net loss	—	—	—	—	—	(273,696)	(273,696)

Balance September 30, 2001	91,348,747	2,073	1,024,212	336	(14,022)	(934,878)	77,721

See notes to the unaudited consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2001 AND FOR THE
THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001

1. Financial Presentation and Disclosures

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Versatel Telecom International N.V. and its wholly owned subsidiaries (the “Company”) have been prepared in conformity with U.S. GAAP and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company’s consolidated financial position as of September 30, 2001, and the results of operations and cash flows for the nine months ended September 30, 2000 and 2001.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company’s 2000 audited financial statements and the notes related thereto, filed on Form 20-F. The results of operations for the three and nine months ended September 30, 2001 may not be indicative of the operating results for the full year.

     The Company has no amounts to be included as other comprehensive income.

1.1 Subsidiaries and Investments

     The consolidated financial statements include the accounts of the Company and all entities in which the Company has a controlling voting interest (“Subsidiaries”). The results of these Subsidiaries are included from the respective dates of acquisition or incorporation by the Company. All significant intercompany transactions have been eliminated.

     Minority interest in the consolidated statement of operations represents the minority shareholders’ share of the income or loss of the consolidated Subsidiaries. The minority interest in the consolidated balance sheet reflect the original investment by these minority shareholders in the consolidated Subsidiaries, adjusted for their proportional share of the income or loss of the Subsidiary. When the minority interest amount in the consolidated balance sheet is fully offset by losses of the Subsidiary, the Company recognized the entire net loss of such Subsidiary.

     Investments are stated at the lower of cost and net realizable value.

1.2 Recently issued Accounting Standards

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognised if they arise from contractual or legal rights or are “separable”, (i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged). As a result, it is likely that companies will recognise more intangible assets under SFAS No. 141 than its predecessor, Accounting Principles Board (“APB”) Opinion No.16, although in some instances previously recognised intangibles will be subsumed into goodwill.

     Under SFAS No. 142, goodwill will no longer be amortised on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, “Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of”. Additionally, goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Under SFAS No. 142, intangible assets with indefinite lives will not be amortised. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognised intangible assets will continue to be amortised over their estimated useful lives.

     SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 will not be amortised. On adoption, the Company may need to record a cumulative effect adjustment to reflect the impairment of previously recognised intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. The Company has not yet quantified the impact of adopting SFAS No. 141 and SFAS No. 142 on its financial statements.

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet assessed the potential impact of the adoption of SFAS No. 143.

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of long-lived Assets”. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121 “Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed Of”. Whilst it supersedes APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

     SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

1.3 Recently adopted Accounting Standards

     In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

     In June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments”, an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 137 delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000 (January 1, 2001 for Versatel). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their current value. Changes in the current value of derivatives are recorded in the statement of operations as comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and the type of hedge transaction involved. The Company subsequently implemented these statements as of January 1, 2001. There was no material impact on the financial position or results of operations.

1.4 Extraordinary item

     The Company extinguished some of its long-term debt instruments and realized an extraordinary profit of €7.2 million and €13.0 million on these transactions for the three months and nine months ended September 30, 2001, respectively.

1.5 Reclassification

     Certain prior period balances have been restated to conform to current year presentation.

2. Current Events

     During January 2001, the Company granted 150,000 stock options under the 2000 Stock Option Plan. During June 2001 the Company granted 1,253,600 stock options under the 2001 Stock Option Plan. As of September 30, 2001, 4,568,668 options to purchase shares under the various plans are issued and outstanding.

     In October 2000 we were informed by the public prosecutor in The Netherlands of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and we believe the tax treatment of these options was correct, we have agreed with the public prosecutor that upon payment of €3.0 million all criminal charges will be dropped, without any admission of guilt by us. In the third quarter of 2001, a provision has been made in our books of €3.0 million in this respect. Versatel intends to challenge the views of the Dutch tax authorities regarding the valuation of the aforementioned employee stock options. We have not made any provision for this potential tax exposure, which could amount to up to €10.0 million. Should Versatel be successful in its case with the Dutch tax authorities, we intend to attempt to reclaim all or part of the potential settlement that has been reached with the public prosecutor.

3. Organizational restructuring

     In March 2001, the Company initiated a restructuring plan for its operations in The Netherlands and Germany. Under the plan, the Company identified approximately 300 employees to be terminated. The restructuring was initiated to enable the Company to realize synergies resulting from its increased scale of operations. As of September 30, 2001, 214 of the identified 300 employees had been terminated. In September 2001, the Company identified approximately 100 additional employees to be terminated in Belgium. As a result, the Company expects that the total number of employees that will be terminated under these restructurings will be over 400.

     As a result, Versatel recognized a one-time charge of €7.5 million in the first quarter of 2001 to cover restructuring costs. Versatel incurred cash payments amounting to €4.0 million during the nine months ended September 30, 2001 to cover employee termination costs and idle office space. The Company expects that the remaining restructuring payments will be incurred during the remainder of 2001 and in 2002. Versatel believes the restructuring costs for terminating the 100 employees in Belgium will amount to approximately €1.5 million and that the €7.5 million one-time charge recognized in the first quarter is sufficient to cover the full cost of the restructurings.

4. Foreign Currency Transactions

     The Company’s functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transaction.

     At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

     For the nine months ended September 30, 2001, the Company realized a net exchange loss of €16.7 million. An exchange loss of €19.3 million was realized on the U.S. dollar denominated long-term debt ($225,000,000 13 1/4% senior notes due 2008, $150,000,000 13 1/4% senior notes due 2008 and $180,000,000 11 7/8% senior notes due 2009). In the same period, an exchange gain of €1.5 million was realized on cash denominated in U.S. dollars and an exchange gain of €1.1 million was realized on other activities.

5. Restricted Cash

     On May 15, 2001, the Company’s funds that had been placed in escrow to cover interest payments on the high yield notes issued in 1998 had been exhausted.

6. Financial Condition and Operations

     For the three and nine month periods ended September 30, 2001, the Company reported a loss of €34.4 million and €273.7 million, respectively. In addition, the Company had an accumulated deficit of €934.9 million as of September 30, 2001.

     Although the Company expects to incur net losses for the foreseeable future, at September 30, 2001 the Company had a positive working capital (including cash, cash equivalents and marketable securities) of €654.7 million, and cash, cash equivalents and marketable securities balances of €821.7 million in aggregate. The Company’s balances of cash, cash equivalents and marketable securities, together with anticipated cash flows from operations, should provide the Company with sufficient capital to fund its planned capital expenditures, the introduction of new services, anticipated losses and working capital requirements until the beginning of 2004. If the current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

     On October 12, 2001, the Company filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “SEC”) in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. Assuming the Company had successfully completed the proposed exchange offer on September 30, 2001 and 90% in aggregate of the initial principal amount outstanding of each series of its notes were tendered and accepted in the exchange offer on that date, Versatel would have issued approximately 138.0 million shares and utilized €355.0 million of cash

(including €278.8 million in payment for the tendered notes). As of September 30, 2001, on a pro forma basis assuming that 90% in aggregate of the initial principal amount outstanding of each series of the Company’s notes were tendered and accepted in the exchange offer on that date, the Company believes that its remaining cash balance and its anticipated cash flows from operations would have provided it with sufficient capital to fund planned capital expenditures, the introduction of new services, anticipated losses and working capital requirements for 30 to 36 months.

     Subsequent to the proposed exchange offer, if the Company wishes to take advantage of attractive business opportunities in order to expand its local access network or otherwise, it will require additional capital. This additional capital could be in the form of equity or debt raised in the private or public markets or from financial institutions. A failure to acquire additional capital on acceptable terms may seriously and adversely affect the growth of the Company’s business and may have an adverse effect on the valuation of the Company’s tangible and intangible fixed assets.

7.   Segmental reporting

     Until 1999, the Company essentially managed its business as one segment. The Company’s substantial growth during 2000 led the Company to formally manage its business by different segments on a service per customer type level and on a geographical basis. Accordingly, these segments are presented below. As an indicator of our level of activity, gross billings are also included in the tables below.

     In March 2000, we acquired Komtel in Germany. Komtel’s activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

     We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this document also discusses the level of gross billings for all periods presented and the cost relating to gross billings which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

Revenues

     The Company’s revenues on a service by customer type is divided as follows:

	Year Ended December 31,	Three Months Ended September 30,		Nine Months Ended September 30,

	2000	2000	2001	2000	2001

		(euro in thousands)
Revenues
Business customers
Voice	70,833	18,004	25,838	49,784	68,723

Data	25,909	6,672	10,263	19,084	34,538

Internet	26,378	5,649	8,105	18,902	28,662

Residential customers

Voice	9,012	2,458	2,931	5,735	10,393

Internet	11,650	5,966	3,814	8,413	9,778

Carrier Services customers

Voice (1)	18,098	5,870	3,295	12,460	12,261

Data	10,982	3,462	3,344	6,012	7,709

Other	8,607	436	7,458	3,806	17,758

Total (2)	181,469	48,517	65,048	124,196	189,822

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings from voice services to carrier services customers (including all fee amounts received for the premium dial-in services offered by Komtel) for the three and nine months ended September 30, 2001 amounted to €8.9 million and €23.4 million, respectively.

(2)	Total gross billings for the three and nine months ended September 30, 2001 amounted to €70.7 million and €200.9 million, respectively.

     The Company’s revenues presented on a geographical basis is divided as follows:

	Year Ended December 31,	Three Months Ended September 30,		Nine Months Ended September 30,

	2000	2000	2001	2000	2001

		(euro in thousands)
Revenues

The Netherlands	116,804	26,068	41,910	71,630	118,465

Belgium	21,634	5,666	8,871	14,410	25,726

Germany (1)	43,031	16,783	14,267	38,156	45,631

Total (2)	181,469	48,517	65,048	124,196	189,822

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the three and nine months ended September 30, 2001 amounted to €19.9 million and €56.7 million, respectively.

(2)	Total gross billings for the three and nine months ended September 30, 2001 amounted to €70.7 million and €200.9 million, respectively.

Adjusted EBITDA

     Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, restructuring expense, tax penalties, deferred compensation and foreign exchange gain (loss).

     Due to the integrated nature of the Company’s activities a meaningful breakdown of the Adjusted EBITDA between services per customer type is not presented here.

     The Company’s Adjusted EBITDA presented on a geographical basis is divided as follows:

	Year Ended December 31,	Three Months Ended September 30		Nine Months Ended September 30,

	2000	2000	2001	2000	2001

		(euro in thousands)
The Netherlands (1)	(95,494)	(29,913)	(4,026)	(77,922)	(19,820)

Belgium	(19,183)	(4,972)	(4,440)	(14,215)	(18,759)

Germany	(57,847)	(33,141)	(5,319)	(45,222)	(21,519)

Total	(172,524)	(68,026)	(13,785)	(137,359)	(60,098)

Amortization of deferred compensation	7,034	5,710	1,497	5,710	5,248

Adjusted EBITDA after deferred compensation adjustment	(165,490)	(62,316)	(12,288)	(131,649)	(54,850)

(1)	Includes all corporate overhead and network service components

Fixed assets

     Due to the integrated nature of our activities a meaningful breakdown of the fixed assets between services per customer type is not presented here.

     The Company’s fixed assets presented on a geographical basis is divided as follows:

	December 31, 2000	September 30, 2001

	(euro in thousands)
The Netherlands	346,494	435,606

Belgium	76,634	98,474

Germany	168,263	217,329

Total	591,391	751,409

8. Commitments not reflected in the Balance sheet

     Commitments in connection with the rollout of the Company’s network not yet recorded on the balance sheet amount to approximately €56.9 million as of September 30, 2001.

     The guarantees issued as of September 30, 2001 on behalf of third parties amount to €5.4 million.

9. Subsequent events

     The Company filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, on October 12, 2001 with the SEC in connection with a proposed exchange offer and consent solicitation in respect to its outstanding high yield notes and convertible notes.

     The principal purpose of the exchange offer is to eliminate substantially all of the Company’s outstanding indebtedness, which will decrease its interest expense. The Company believes that the exchange offer will allow it to continue to fund its operations and refinance any remaining indebtedness as it becomes due. The principal purpose of the consent solicitation and the associated amendments is to eliminate or modify certain restrictive covenants and other provisions in order to enhance the Company’s future financial and operational flexibility.

     Under the terms of the proposed exchange offer, holders of the Company’s notes will receive a combination of cash and shares, which, on a fully diluted basis, assuming 90% in aggregate initial principal amount of each series of notes outstanding as of September 30, 2001 are tendered and exchanged, would on a pro forma basis dilute the Company’s existing shareholders by approximately 60%.

     As of December 31, 2001, Philippe Santin will resign from his position as Chief Financial Officer (“CFO”) of Versatel for personal reasons in order to move back to Paris with his family and pursue other endeavors. Most recently, Mr. Santin has served as interim Managing Director of Versatel’s Belgian operations, but relinquished that role recently when Frank van der Ent was appointed to the full-time position. Mr. Van der Ent has been with Versatel since 2000, most recently running the carrier services operations for Versatel in Belgium.

     Mark Lazar will replace Mr. Santin as CFO. Mr. Lazar has been with Versatel since early 1999, most recently serving as the Vice President of Finance with responsibility for corporate finance and investor relations. Prior to joining Versatel, Mr. Lazar was an associate with a San Francisco-based private equity investment firm, Gryphon Investors, and a member of the telecommunications investment banking group of Lehman Brothers in New York. Mr. Lazar will lead Versatel’s finance team and will be responsible for all financial activities of the Company and its subsidiaries.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                RESULTS OF OPERATIONS

Overview

     We are a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and northwest Germany. Our objective is to become the leading fully integrated alternative provider of local access, facilities-based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

•	Direct Access Services — high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, DSL, other copper access technologies or leased lines.

•	Indirect Access Services — business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our “1611” carrier select code.

•	Carrier Services — other telecommunications, data and Internet service providers.

     In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we operate Zon, our Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands.

     Our growth is driven by our focus on providing bundled broadband services to business customers. Historically, we have focused on providing services to small- and medium-sized businesses. However, as we continue to expand our service offering and local access network we are also able to provide services to larger businesses with more sophisticated service requirements, such as the GAK Group and Achmea. We continually strive to develop new products and services, which we are able to provide to both existing and new customers. We believe providing a bundled service offering comprised of voice and Internet access over DSL will be crucial to increasing our market share in the small- and medium-sized business market. Another key component of our growth is our expansion into northwest Germany which significantly expanded our addressable market. A further key component of our growth is the continued development of our network. We have invested in developing a dense network in our target markets which allows us to rapidly connect customers to our network and to provide multiple services through a single connection. Currently, we focus on connecting customers to our network primarily through our own fiber, DSL and leased lines. However, we will continue to evaluate other opportunities. Once a customer is connected to our network, we can generally expand services to such a customer without incurring substantial additional investment costs.

     As we have developed our operations, we have incurred substantial losses. We anticipate that our net losses will continue to be significant. We have incurred substantial losses both as a result of our operating expenses and expenses related to our outstanding indebtedness. Our operating expenses are comprised primarily of the leasing of access and transmission capacity, originating and terminating costs for voice traffic, selling, general and administrative expenses related to the expansion of our business and increasing depreciation and amortization costs associated with the continuing build-out of our network. We have incurred substantial interest expenses associated with our outstanding indebtedness and foreign exchange losses due to currency fluctuations between the euro and U.S. dollar as a result of our U.S. dollar denominated indebtedness. Fluctuations between the U.S. dollar and the euro may continue to adversely affect our results to the extent that we continue to have U.S. dollar denominated indebtedness.

     In March 2001, we initiated a restructuring plan for our operations in The Netherlands and Germany. Under the plan, we identified approximately 300 employees to be terminated. The restructuring was initiated to enable us to realize synergies resulting from our increased scale of operations. As of September 30, 2001, 214 of the identified 300 employees had been terminated. In September 2001, we identified approximately 100 additional employees to be terminated in Belgium. As a result, we expect that the total number of employees that will be terminated under these restructurings will be over 400.

     As a result, we recognized a one-time charge of €7.5 million in the first quarter of 2001 to cover restructuring costs. We incurred cash payments amounting to €4.0 million during the nine months ended September 30, 2001 to cover employee termination costs and idle office space. We expect that the remaining restructuring payments will be incurred during the remainder of 2001 and in 2002. We believe that the restructuring costs for terminating the 100 employees in Belgium will amount to approximately €1.5 million and that the €7.5 million one-time charge recognized in the first quarter is sufficient to cover the full cost of the restructurings.

     On October 12, 2001, we filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the SEC in connection with a proposed exchange offer and consent solicitation in respect of our outstanding high yield notes and convertible notes. If the proposed exchange offer is successfully completed by us, it will significantly reduce the annual interest payments associated with our notes as well as significantly reduce the risk of future foreign exchange losses from our existing U.S. dollar denominated senior notes. The proposed exchange offer would also result in a significant extraordinary gain for both accounting and tax purposes. We believe, however, that we will have sufficient present and future operating losses and other tax losses that could be used to off-set the gain. Any use of present or future tax losses to off-set the gain will result in our having to pay corporate income tax sooner, in the event that we achieve profitability in the future, than if we had not completed the proposed exchange offer.

Operational Metrics

     Operational metrics are summarized in the following table.

	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001

Operating Statistics

Internet Minutes Carried (in millions(1))	1,965	735	691	703

Direct Access Fiber Customers	413	585	692	745

MDF/DSL Business Customers	4,648	5,950	7,253	8,592

Network Operational

Switches:

Benelux	5	5	5	5

Germany	7	7	9	9

POP’s:

Benelux	26	27	32	32

Germany	72	80	82	82

Km of Ducts constructed:

Benelux	2,029	2,029	2,029	2,029

Germany	470	530	790	813

	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001

Km of Fiber installed:

Benelux	1,829	1,829	1,829	1,829

Germany	2,999	3,072	3,114	3,137

Broadband Local Access Network Footprint

Business park rings

Benelux	44	45	50	53

Germany	—	—	—	—

City Rings

Benelux	21	22	26	27

Germany	2	2	2	2

Near Overlay Sections

Benelux	61	67	69	69

Germany	N/A	N/A	N/A	N/A

Buildings Connected (Own Fiber Only)

Netherlands	415	579	719	825

Belgium	112	142	189	226

Carrier Services	90	131	143	152

MDF (NL)	130	139	143	152

Germany	232	260	315	387

Total	979	1,251	1,543	1,794

Central offices (MDF’s) Operational

Benelux	53	75	85	105

Germany	111	160	202	249

Km of local access Fiber

Benelux	925	960	1,137	1,473

Germany	646	663	663	733

Direct Acess Voice Grade Equivalent Lines in Service(2)

Benelux	11,190	14,730	17,910	24,870

Germany	90,050	112,227	138,111	160,675

(1)	December 31, 2000 amount is full year, March 31, June 30 and September 30, 2001 amounts are only for the quarter.

(2)	Includes Direct Access Fiber, radio and MDF Customers only.

Revenues

     Generally, our services can be characterized as voice, data and Internet services. As such, we derive our revenues from both minutes of communications traffic carried by our network which are variable by customer from period to period (generally voice), and fixed monthly fees for services provided to our customers (generally Internet and data). We allocate our revenues to the period in which the traffic was generated. The composition of our customer base, service offerings and geographical focus has continued to evolve as a result of the further development of our network, acquisitions, including Svianed, Versatel Deutschland (formerly known as VEW Telnet) and Komtel, and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers.

     Historically, we have priced our variable communications services (voice) at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years, both for voice traffic as well as for data and Internet services. In The Netherlands, KPN Telecom reduced its prices per minute of telecommunications traffic several times in recent years, most recently in October 2000. Such reductions have had an adverse impact on our margins as we have responded by reducing our prices. In Belgium, Belgacom introduced several discount programs for selected customer groups, which we subsequently matched. In Germany, we have experienced similar levels of price reductions, which we have matched. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases. Our data and Internet services continue to be priced at competitive market levels, but are less influenced by the pricing power of the incumbent operators.

     A substantial portion of our revenues is attributable to fixed monthly fees, primarily through the provision of data and Internet services such as Internet connectivity, Internet Web-hosting and local area network to local area network (“LAN-to-LAN”) Interconnect services. For the nine months ended September 30, 2001, 51.9% of our revenues were generated from the provision of data and Internet services. Our variable revenues are generated by minutes of communications billed for voice telephony services originated by our customers, terminating voice telephony traffic to customers directly connected with our network and the termination of dial-up Internet traffic onto our network for both Zon and other Internet service providers. Our consumer Internet division generates revenues from the termination of minutes of traffic onto our network as described above, selling advertising on our portals and to a lesser extent receiving a percentage of some of the e-commerce revenue generated by our subscribers. We also recently began providing broadband Internet access to Zon’s customers through DSL for a fixed monthly fee.

     In addition, a substantial portion of our revenues is attributable to customers directly connected to our network (commonly referred to as “on-net” revenues) using our own fiber, DSL, other copper access technologies or leased lines. For the three months ended September 30, 2001, €39.6 million of our revenue was generated from customers directly connected to our network.

     In March 2000, we acquired Komtel in Germany. Komtel’s activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

     We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this document also discusses the level of gross billings for all periods presented and the cost relating to gross billings which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

     The following table sets forth the total revenues attributable to our operations for the year ended December 31, 2000, and for the three and nine months ended September 30, 2000 and 2001.

	Year Ended December 31,	Three Months Ended September 30,		Nine Months Ended September 30,

	2000	2000	2001	2000	2001

			(euro in thousands)
Revenues

Business customers

Voice	70,833	18,004	25,838	49,784	68,723

Data	25,909	6,672	10,263	19,084	34,538

Internet	26,378	5,649	8,105	18,902	28,662

Residential customers

Voice	9,012	2,458	2,931	5,735	10,393

Internet	11,650	5,966	3,814	8,413	9,778

Carrier Services customers

Voice(1)	18,098	5,870	3,295	12,460	12,261

Data	10,982	3,462	3,344	6,012	7,709

Other	8,607	436	7,458	3,806	17,758

Total(2)	181,469	48,517	65,048	124,196	189,822

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings from voice services to carrier services customers (including all fee amounts received for the premium dial-in services offered by Komtel) for the three and nine months ended September 30, 2001 amounted to €8.9 million and €23.4 million, respectively.

(2)	Total gross billings for the three and nine months ended September 30, 2001 amounted to €70.7 million and €200.9 million, respectively.

Geographical focus

     We generate revenues in The Netherlands, Belgium and Germany. The geographical composition of our revenues for the year ended December 31, 2000 and the three and nine months ended September 30, 2000 and September 30, 2001 was as follows:

	Year Ended December 31,	Three Months Ended September 30,		Nine Months Ended September 30,

	2000	2000	2001	2000	2001

		(euro in thousands)
Revenues

The Netherlands	116,804	26,068	41,910	71,630	118,465

Belgium	21,634	5,666	8,871	14,410	25,726

Germany(1)	43,031	16,783	14,267	38,156	45,631

Total(2)	181,469	48,517	65,048	124,196	189,822

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the three and nine months ended September 30, 2001 amounted to €19.9 million and €56.7 million, respectively.

(2)	Total gross billings for the three and nine months ended September 30, 2001 amounted to €70.7 million and €200.9 million, respectively.

Customers

     Historically, we generated our revenues from small- and medium-sized business customers. Beginning in 1999, we started to generate revenues from larger customers, such as the GAK Group, which represented 6.7% of our revenues for the year ended December 31, 2000 and 5.7% of our revenues for the nine months ended September 30, 2001. We have extended a portion of the GAK contract until May of 2003 and the remainder of the contract until the end of 2003. Additionally, we are currently negotiating as a member of a group to extend the contract beyond 2003. Another large customer that we obtained through a similar bidding process is Achmea, from which we expect to generate revenues in the last quarter of 2001. Although we continue to participate in such bidding processes and believe we are well positioned to be awarded such contracts as a result of our network and service offerings, it has been more difficult to compete in such processes due to the current concern of many potential customers regarding our funding position. Also, we believe the general weakness in the economy could delay the decision making process for potential customers seeking communications services, as well as the timing of upgrades for existing customers.

     We will continue to focus on securing and provisioning customers that can be directly connected to our network utilizing our own fiber, DSL, other copper-based access technologies or leased lines. We believe these customers represent a long term asset and provide the best economic return on our dense local access network. However, as we begin to focus on more complex connections such as Achmea’s IP-VPN network, we expect a slow down in the number of our fiber connections. Also, with the recent introduction of ISDN voice and dedicated Internet services over DSL to the business community in The Netherlands, we expect an increase in the number of customers we provision over DSL technology.

     Historically, in the Benelux, Versatel has approached the residential voice market by providing carrier services such as carrier select hosting to resellers, who themselves target the residential voice market. Recently, we have limited the services we provide to other telecommunications service providers who solely focus on the voice resale market. This is as a result of recent financial difficulties experienced by certain of these service providers. Also, in The Netherlands, Versatel offers Internet services directly to the residential Internet market through Zon. In Germany, we believe market dynamics, including the high penetration of Integrated Services Digital Network (“ISDN”) services, justify offering services directly to the residential market in select situations. As a result, our German operations also service residential customers, which has resulted in a substantial increase in our residential customer base.

     As our network has expanded, we have increased our marketing efforts in the carrier services segment to increase the use of our network and to capture additional revenues. We actively monitor our credit exposure to other carriers and we have actively taken steps to reduce this risk. We currently provide services such as leased lines, transmission, IP uplink, central office and voice origination to other service providers such as COLT Telecom and Worldcom. Also, we believe that the decision of many other carriers to scale back their operations, or even leave our market, will have a negative impact on our revenues from other carriers in the foreseeable future.

     As a result of our continued growth, our total number of business customers, including data and Internet customers, was more than 72,000, as of September 30, 2001. The following table sets forth the total number of customers for our services, as of December 31, 1999 and December 31, 2000, and as of September 30, 2000 and September 30, 2001:

	As of December 31,		As of September 30,

	1999	2000	2000	2001

Customers (1)
Business Benelux Direct	119	589	326	2,684

Indirect	11,303	23,881	18,650	24,067

Web-hosting	10,535	21,707	16,277	28,900

Germany Direct	522	4,472	3,225	6,653

Indirect	3,899	7,962	6,793	10,490

Residential	1,533	31,790	31,009	44,829

Carrier services	45	146	122	111

(1)	Excluding Zon subscribers.

     The number of registered subscribers to Zon, our residential Internet Service Provider, has increased to over 1,290,000 on September 30, 2001 from 968,000 on December 31, 2000.

Cost of Revenues

     Our costs of revenues are comprised of fixed network costs and variable costs associated with the origination and termination of minutes of communication traffic. To date, our fixed network costs have primarily consisted of leased lines for sections of our backbone network, leased lines for directly connecting customers to our network, fees to other Internet service providers for the termination of Internet traffic, interconnection charges, and subscription charges. Origination and termination costs represent the cost of carrying minutes of communication traffic from our customers to our network and from our network to the final destination, respectively.

     We are experiencing a reduction in the costs associated with leased lines as we replace leased lines with our own local access and backbone network. However, we will continue to deploy leased lines to directly connect customers to our network in order either to accelerate such customer’s connection to our network, in which case we will replace the leased line with our own fiber; to connect a customer with transaction volumes that do not justify the investment cost associated with a direct connection on our own fiber; or, to connect a customer that is located too far from our network infrastructure to economically justify a direct connection on our own fiber. As a percentage of revenue, we expect fixed network costs in the long run to decline due to the continuing build out of our local access network, technological improvements, further liberalization of the European telecommunications market and increased availability of transmission capacity.

     We have experienced a decline in the variable costs associated with minutes of communications traffic on a per minute basis for several factors, including: (a) the incremental build out of our network, which increases the number of points at which we interconnect with the PTTs and the number of carriers with which we interconnect, (b) the increase of minutes we originate and terminate, which leads to higher volume discounts available to us, (c) more rigorous implementation of the European Community directives requiring cost-based termination rates and leased line rates and (d) the emergence of new telecommunication service providers and the construction of new transmission facilities, which results in increased competition. However, there can be no assurance that the trend of decreasing variable costs will continue. If reductions in variable costs do not in fact outpace reductions in variable revenues, we may experience a substantial reduction in our margins on minutes of communication traffic which, absent a significant increase in billable minutes of traffic carried, increased charges for other services, or a shift in the mix of subscription and variable revenues to more subscription revenues, would have a material adverse effect on our business and financial results.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, rental and administrative expenses, professional and consulting fees and marketing costs for both our core business and our consumer Internet business. These expenses have increased as we have developed and expanded our operations, but they started to decline in the first and second quarters of 2001, both as a percentage of revenue and in absolute terms. Although we expect selling, general and administrative expenses both as a percentage of revenue and in absolute terms, to vary from period to period, we expect to realize total annual savings in previously incurred selling, general and administrative expense items of approximately €15.0 million due to the corporate restructuring announced in March 2001, with €10.0 million of these savings expected to be realized in 2001. Although we will continue to seek additional synergies in our operations, we cannot predict the timing of any savings, if any, that may be achieved by such efforts.

Depreciation and Amortization

     We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from three to 20 years taking residual values into account. Historically, we have capitalized and amortized the cost of installing dialers at customer sites. The development of our network, including construction, indefeasible rights of use, and equipment, will require large capital expenditures resulting in larger depreciation charges in the future. In addition, the goodwill associated with our acquisitions will account for a substantial portion of our depreciation and amortization charge. We capitalize interest charges for the costs related to that portion of our network which is under construction, which among other things consists of overlay sections, network equipment, and city rings, using the average interest rate of our outstanding indebtedness. In addition, we capitalize selling, general and administrative expenses to the extent that they relate to network development activities, IT development or product development. Additional capital expenditures will adversely affect our future operating results due to increased depreciation charges.

Foreign Exchange

     A significant portion of our indebtedness is denominated in U.S. dollars, but our revenues are generated and costs incurred almost entirely in countries that have adopted the euro. We have not implemented any hedging arrangements and are therefore exposed to fluctuations in the U.S. dollar and the euro, which may result in foreign exchange gains and/or losses, and our ability to pay interest and principal due on our indebtedness will be affected by changes in the exchange rate between the U.S. dollar and the euro. A number of equipment purchases and consultancy activities are billed to us in currencies other than those linked to the euro. The euro weakened by 7.6% in 2000 from $1.0155 per €1.00 on January 1, 2000, to $0.9388 per €1.00 on December 31, 2000 and by a further 3.1% in the first nine months of 2001 to $0.9099 per €1.00 on September 30, 2001. The completion of the proposed exchange offer would significantly reduce our foreign exchange exposure as a result of the retirement of at least 90% of our U.S. dollar denominated senior notes.

Results of Operations

     For the three months ended September 30, 2001 compared to the three months ended September 30, 2000

     Revenues increased by €16.5 million to €65.0 million for the three months ended September 30, 2001 from €48.5 million for the three months ended September 30, 2000. Gross billings increased by €22.2 to €70.7 for the three months ended September 30, 2001 from €48.5 million for the three months ended September 30, 2000, representing an increase of 45.8%. New revenues were generated primarily through the connection of new customers, the provision of additional voice, data and Internet services to existing customers in The Netherlands, Belgium, and Germany, and an increase in carrier services sales.

     Included in the revenues are data and Internet service revenues amounting to €25.5 million for the three months ended September 30, 2001, up from €21.7 million for the three months ended September 30, 2000, representing an increase of 17.5%. Our voice revenues increased to €32.1 million in the three months ended September 30, 2001, from €26.3 million in the three months ended September 30, 2000. Gross voice billings increased by €11.4 million to €37.7 million for the three months ended September 30, 2001 from €26.3 million for the three months ended September 30, 2000, representing an increase of 43.3%. We also made other data related sales of €7.5 million in the three months ended September 30, 2001. We made other data related sales of €0.4 million in the three months ended September 30, 2000.

     In Germany, gross billings were €19.9 million for the three months ended September 30, 2001 compared to €16.8 million for the three months ended September 30, 2000. Komtel had gross billings of €13.7 million for the three months ended September 30, 2001 compared to €8.5 million for the three months ended September 30, 2000. Also, Versatel Deutschland (formerly known as VEW Telnet) had revenue for the three months ended September 30, 2001 of €6.2 million compared to €8.3 million for the three months ended September 30, 2000. Revenues from directly connected customers in Germany, primarily from ISDN and DSL-based services, grew to €8.9 million for the three months ended September 30, 2001 compared to €2.9 million for the three months ended September 30, 2000.

     Our total number of business customers increased to more than 72,000 on September 30, 2001 compared to 45,000 on September 30, 2000. As of September 30, 2001, Zon had more than 1,290,000 registered subscribers in The Netherlands compared to 800,000 on September 30, 2000.

     Cost of revenues decreased by €4.0 million to €38.0 million for the three months ended September 30, 2001 from €42.0 million for the three months ended September 30, 2000. Cost related to gross billings increased by €1.7 million to €43.7 million for the three months ended September 30, 2001 from €42.0 million for the three months ended September 30, 2000, representing an increase of 4.1%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to central office facilities and Internet termination charges.

     Our cost of revenues have also been negatively impacted as Dutch mobile phone operators have instituted call-blocking to prevent us from utilizing lower international terminating alternatives compared to their higher cost termination charges for fixed to mobile communications minutes.

     However, our cost of revenues were positively impacted by a relative reduction in our dependency on leased lines to connect our customers directly on to our backbone network.

     Selling, general and administrative expenses decreased by €33.8 million to €40.8 million for the three months ended September 30, 2001, from €74.6 million for the three months ended September 30, 2000, representing a decrease of 45.3%. This decrease is primarily attributed to the implementation of the restructuring plan at the end of March 2001.

     Included in these expenses is a non-cash charge of €1.5 million for the three months ended September 30, 2001 compared to €5.7 million for the three months ended September 30, 2000 related to the issuance of employee stock options.

     Tax penalties, resulting from an out of court settlement, amounting to €3.0 million were provided for during the three months ended September 30, 2001, payable to the public prosecutor with respect to criminal liabilities relating to the employee stock option plan created before our initial public offering. There will eventually be proceedings before the tax courts for up to an additional €10.0 million for related civil liabilities. For further information about these liabilities, see “Legal Proceedings”.

     Depreciation and amortization expenses increased by €11.5 million to €33.9 million for the three months ended September 30, 2001, from €22.4 million for the three months ended September 30, 2000. Depreciation of fixed assets increased by €11.5 million to €26.8 million for the three months ended September 30, 2001 from €15.3 million for the three months ended September 30, 2000. This increase is primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network and the purchase of computer equipment and office furniture for our new headquarters and datacenter. Also included in the depreciation and amortization expenses is the amortization of goodwill of €7.1 million for the three months ended September 30, 2001, unchanged for the three months ended September 30, 2000.

     Currency exchange gains (losses), net, increased by €86.9 million to a foreign currency gain of €45.0 million for the three months ended September 30, 2001 from a foreign currency loss of €41.9 million for the three months ended September 30, 2000. The increase is attributed to the strengthening of the euro compared to the dollar from $0.8474 per €1.00 as of June 30, 2001 to $0.9099 per €1.00 as of September 30, 2001, a strengthening of 7.4% compared to a devaluation of 7.4% in the rate of exchange for the three months ended September 30, 2000.

     Interest income decreased by €4.7 million to €10.6 million for the three months ended September 30, 2001, from €15.3 million for the three months ended September 30, 2000. This decrease can be attributed to a decrease in our cash- and marketable securities balance from €1,426.7 million on September 30, 2000 to €821.7 million on September 30, 2001.

     Interest expense increased by €0.9 million to €46.5 million for the three months ended September 30, 2001, from €45.6 million for the three months ended September 30, 2000. This marginal increase is primarily due to the fluctuation of the euro against the U.S. dollar resulting in higher interest expense on our U.S. dollar denominated indebtedness.

     Extraordinary Item amounted to €7.2 million for the three months ended September 30, 2001. The Company extinguished some of its long-term debt instruments and realized an extraordinary profit of €7.2 million on these transactions.

     For the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000

     Revenues increased by €65.6 million to €189.8 million for the nine months ended September 30, 2001 from €124.2 million for the nine months ended September 30, 2000. Gross billings increased by € 76.7 million for the nine months ended September 30, 2001 to €200.9 million compared to €124.2 for the nine months ended September 30, 2000, an increase of 61.8%. This increase is due to autonomous growth and acquisitions. New revenues were generated primarily through the connection of new customers, the provision of additional voice, data and Internet services to existing customers in The Netherlands, Belgium, and Germany, and an increase in carrier services sales. The acquisition of Komtel in Germany, acquired on March 24, 2000, and Klavertel N.V. and its wholly owned subsidiaries Compath N.V., Keys-Tone N.V. and MDDI N.V. in Belgium, acquired on June 9, 2000 also contributed to this increase. Included in the revenues for the nine months ended September 30, 2001, are sales from Komtel of € 27.5 million (€17.8 million for the nine months ended September 30, 2000), and from Klavertel and its wholly owned subsidiaries Compath, Keys-Tone and MDDI in Belgium of €5.6 million for the nine months ended September 30, 2001 (€1.9 million for the nine months ended September 30, 2000). During the nine months ended September 30, 2001, we did not recognize €1.3 million of revenue from a financially troubled voice reseller due to the unlikely recovery of payment.

     Included in the revenues are data and Internet service revenues amounting to €80.7 million for the nine months ended September 30, 2001, up from €52.4 million for the nine months ended September 30, 2000, representing an increase of 54.0%. Our voice revenues increased to €91.4 million in the nine months ended September 30, 2001, from €68.0 million in the nine months ended September 30, 2000. Gross voice billings increased by €34.5 million to €102.5 million for the nine months ended September 30, 2001, up from €68.0 million for the nine months ended September 30, 2000, representing an increase of 50.7%. We also made other data related sales of €17.8 million in the nine months ended September 30, 2001, compared to €3.8 million in the nine months ended September 30, 2000.

     In Germany, gross billings were €56.7 million for the nine months ended September 30, 2001 compared to €38.2 million for the nine months ended September 30, 2000. Komtel had gross billings of €27.5 million for the nine months ended September 30, 2001 compared to €17.8 million for the nine months ended September 30, 2000. Also, Versatel Deutschland (formerly known as VEW Telnet) had revenues of €18.2 million for the nine months ended September 30, 2001 compared to €20.4 million for the nine months ended September 30, 2000. Revenues from directly connected customers in Germany, primarily from ISDN and DSL-based services grew to €21.4 million for the nine months ended September 30, 2001 compared to €5.7 million for the nine months ended September 30, 2000.

     Our total number of business customers increased to more than 72,000 on September 30, 2001 compared to 45,000 on September 30, 2000. As of September 30, 2001, Zon had more than 1,290,000 registered subscribers in The Netherlands compared to more than 800,000 on September 30, 2000.

     Cost of revenues increased by €20.3 million to €117.6 million for the nine months ended September 30, 2001 from €97.3 million for the nine months ended September 30, 2000. Costs relating to gross billings increased by €31.4 million to €128.7 million for the nine months ended September 30, 2001 from €97.3 million for the nine months ended September 30, 2000, representing an increase of 32.3%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to central office facilities and Internet termination charges. Our acquisition of Komtel in Germany added €19.3 million to cost of revenues for the period (€6.8 million for the nine months ended September 30, 2000) and our acquisition of Klavertel and its wholly owned subsidiaries, Compath, Keys-Tone and MMDI in Belgium added €5.0 million (€1.7 million for the nine months ended September 30, 2000).

     Our cost of revenues has also been negatively impacted as Dutch mobile phone operators have instituted call-blocking to prevent us from utilizing lower international terminating alternatives compared to their higher cost termination charges for fixed to mobile communications minutes.

     However, our cost of revenues was positively impacted by a relative reduction in our dependency on leased lines to connect our customers directly on to our backbone network.

     Selling, general and administrative expenses decreased by €31.9 million to €132.4 million for the nine months ended September 30, 2001, from €164.3 million for the nine months ended September 30, 2000, representing a decrease of 19.4%. The decrease can primarily be attributed to savings achieved due to the restructuring plan that was implemented at the end of March 2001.

     Included in these expenses is a non-cash charge of €5.2 million for the nine months ended September 30, 2001 compared to €5.7 million for the nine months ended September 30, 2000 related to the issuance of employee stock options.

     Tax penalties, resulting from an out of court settlement, amounting to €3.0 million were provided for during the nine months ended September 30, 2001, payable to the public prosecutor with respect to criminal liabilities relating to the employee stock option plan created before our initial public offering. There will eventually be proceedings before the tax courts for up to an additional €10.0 million for related civil liabilities. For further information about these liabilities, see “Legal Proceedings”.

     Restructuring expense amounted to €7.5 million for the nine months ended September 30, 2001. In March 2001, Versatel initiated a restructuring of its operations in The Netherlands and Germany and identified 300 employees to be terminated. In September 2001, Versatel identified an additional 100 employees to be terminated in its Belgian operations and estimated the restructuring expense would amount to approximately €1.5 million. As a result, Versatel has identified 400 employees in total to be terminated and believes the €7.5 million restructuring provision will be sufficient to cover the costs of these restructurings.

     Depreciation and amortization expenses increased by €40.2 million to €99.3 million for the nine months ended September 30, 2001, from €59.1 million for the nine months ended September 30, 2000. Depreciation of fixed assets increased by €38.4 million to €78.0 million for the nine months ended September 30, 2001 from €39.6 million for the nine months ended September 30, 2000. This increase is primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network and the purchase of computer equipment and office furniture for our new headquarters and datacenter. Also included in the depreciation and amortization expenses is the amortization of goodwill of €21.3 million for the nine months ended September 30, 2001, compared to €19.4 million for the nine months ended September 30, 2000. The increase in the amortization of goodwill is primarily due to the additional goodwill incurred in connection with the acquisitions of Komtel and Klavertel and its subsidiaries.

     Currency exchange losses, net, decreased by €50.6 million to €16.7 million for the nine months ended September 30, 2001 from €67.3 million for the nine months ended September 30, 2000. The decrease is attributed to the devaluation of the euro to the dollar from $0.9388 per €1.00 as of December 31, 2000 to $0.9099 per €1.00 as of September 30, 2001, a devaluation of 3.2% compared to a devaluation of 14.6% in the nine months ended September 30, 2000.

     Interest income decreased by €1.8 million to €37.0 million for the nine months ended September 30, 2001, from €38.8 million for the nine months ended September 30, 2000. This decrease is primarily attributed to an increase in our cash balance as a result of our debt and equity offerings at the end of March 2000, more than offset by a decrease in our cash balance since these offerings.

     Interest expense increased by €18.4 million to €137.2 million for the nine months ended September 30, 2001, from €118.8 million for the nine months ended September 30, 2000. This increase is primarily related to the accrual of interest expense on the notes issued as a result of our debt offerings at the end of March 2000.

     Results from investments decreased by €2.1 million from €2.2 million for the nine months ended September 30, 2000, to €0.1 million for the nine months ended September 30, 2001, as a result of a book gain on the sale of Telebel GmbH, Germany and the application of the equity accounting method of our investment in VersaPoint realized in the nine months ended September 30, 2000, whilst a book gain of €0.1 million was realized in the nine months ended September 30, 2001, relating to the sale of Keys- Tone in Belgium.

     Extraordinary Item amounted to €13.0 million for the nine months ended September 30, 2001. The Company extinguished some of its long-term debt instruments and realized an extraordinary profit of €13.0 million on these transactions.

Liquidity and Capital Resources

     We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of approximately €2.6 billion in proceeds, net of offering expenses, in a series of debt and equity offerings, as follows:

•	In May 1998, we issued $225,000,000 13 1/4% senior notes due 2008 and warrants to purchase 3.0 million ordinary shares;

•	In December 1998, we issued $150,000,000 13 1/4% senior notes due 2008 and warrants to purchase 2.0 million ordinary shares;

•	In July 1999, we issued $180,000,000 11 7/8% senior notes due 2009, €120,000,000 11 7/8% senior notes due 2009 and sold 22.2 million ordinary shares at €10.00 per share;

•	In December 1999, we issued €300,000,000 4% senior convertible notes due 2004 and sold 15.0 million ordinary shares at €35.00 per share; and

•	In March 2000, we issued €300,000,000 11 1/4% senior notes due 2010, €360,000,000 4% senior convertible notes due 2005 and sold 5.1 million ordinary shares at €49.00 per share.

     We have used a significant amount of the net proceeds of these debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes. Our capital expenditures for each of the years ended December 31, 2000, December 31, 1999 and December 31, 1998 was €466.9 million, €173.8 million and €35.1 million, respectively. Our capital expenditures for the nine months ended September 30, 2001 was €210.7 million. We expect total capital expenditures for 2001 to be between €250 million and €275 million. We expect total capital expenditures for 2002 to be significantly below 2001 levels. However, these amounts are highly dependent on conditions during the remainder of 2001 and 2002, including the product needs of our customers and the infrastructure needed to support them.

     As of September 30, 2001, we had negative working capital (excluding cash, cash equivalents and marketable securities) of €167.0 million. In the future we expect our working capital needs to increase. This is largely due to an expected increase in our revenues and a related increase in accounts receivable, at the same time that we expect a significant reduction in our accounts payable as a result of payments that are due with respect to equipment and services purchased in connection with the construction of our now largely completed network and a reduction in our sales, general and administrative expenses. Also, as the focus of our network construction has shifted to shorter lead time customer connection projects, the length of time that the associated accounts payable remain outstanding will decrease.

     As of September 30, 2001, our cash, cash equivalents and marketable securities balance amounted to €821.7 million, which together with anticipated cash flows from operations, should provide us with sufficient capital to fund planned capital expenditures, the introduction of new services, anticipated losses and working capital requirements until the beginning of 2004. If current capital market conditions prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

     On October 12, 2001, we filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the SEC in connection with a proposed exchange offer and consent solicitation in respect of our outstanding high yield notes and convertible notes. Assuming we had successfully completed the proposed exchange offer on September 30, 2001 and accepted 90% in aggregate of the initial principal amount outstanding of each series of our notes tendered in the proposed exchange offer, we would have issued approximately 138.0 million shares and utilized €355.0 million of cash (including €278.8 million in payment for the tendered notes). As of September 30, 2001, on a pro forma basis assuming that 90% in aggregate of the initial principal amount outstanding of each series of our notes were tendered and accepted in the exchange offer on that date, we believe that our remaining cash balance and our anticipated cash flows from operations would have provided us with sufficient capital to fund planned capital expenditures, the introduction of new services, anticipated losses and working capital requirements for 30 to 36 months.

     Subsequent to the proposed exchange offer, if we wish to take advantage of attractive business opportunities in order to expand our local access network or otherwise, we will require additional capital. This additional capital could be in the form of equity or debt raised in the private or public markets or from financial institutions. A failure to acquire additional capital on acceptable terms may seriously and adversely affect the growth of our business and may have an adverse effect on the valuation of our tangible and intangible fixed assets.

     The general rate of inflation has been low in the Benelux and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material impact on our results of operations or financial condition.

     Net cash used in operating activities was €182.9 million for the nine months ended September 30, 2001, compared to €132.3 million for the nine months ended September 30, 2000. This increase was primarily the result of a decrease in accounts payable and accrued liabilities.

     Net cash from investing activities was €532.5 million for the nine months ended September 30, 2001, primarily as a result of a net disinvestment in marketable securities of €725.7 million and capital expenditures of €210.7 million, compared to €1,522.1 million used in investing activities for the nine months ended September 30, 2000. Included in the cash used in investing activities for the nine months ended September 30, 2000 are non-recurring finance costs due to our offerings of high yield notes and convertible notes in March 2000 of €19.4 million, and €92.8 million paid in connection with the acquisition of and investment in new businesses, which mainly consist of €61.6 million paid to the former shareholder of Komtel, €25.0 million invested in VersaPoint, €4.3 million paid for our investment in Klavertel and its subsidiaries, €1.4 million paid in connection with our investment in Hot Orange and €1.0 million paid for Cedron (formerly known as Consumer Desk). Net disinvestment in marketable securities for the nine months ended September 30, 2001 amounted to €725.7 million primarily due to cash requirements from operating activities and capital expenditures. For the nine months ended September 30, 2000, the net investment in marketable securities amounted to €1,109.0 million, primarily due to the successful debt and equity offerings during March of 2000.

     Net cash provided by financing activities was €19.8 million for the nine months ended September 30, 2001 compared to €937.8 million provided by financing activities for the nine months ended September 30, 2000. Included in the cash provided by financing activities for the nine months ended September 30, 2000 are non-recurring proceeds from the offerings of high yield notes and convertible notes of €655.6 million, and the offering of ordinary shares of €241.2 million.

     During the nine-month period ended September 30, 2001, Versatel repurchased in the open market €22.1 million in principal amount outstanding of its long-term debt securities.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative or trading nature.

     Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro in which our revenues are denominated.

     The notes issued in the two high yield offerings in 1998, $225,000,000 13 1/4% senior notes and $150,000,000 13 1/4% senior notes, will mature on May 15, 2008. The high yield notes issued in July 1999 of $180,000,000 11 7/8% senior notes and €120,000,000 11 7/8% senior notes will mature on July 15, 2009, and the high yield notes issued in March 2000, €300,000,000 11 1/4% senior notes, will mature on March 30, 2010. Our convertible notes, €300,000,000 4% senior convertible notes due 2004 and €360,000,000 4% senior convertible notes due 2005, will mature on December 17, 2004 and March 30, 2005, respectively. Unless previously redeemed or converted, we are not required to make any mandatory redemption (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the high yield offerings is fixed and the effective interest rate on our convertible notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At September 30, 2001, the market value of the notes issued in the high yield offerings was approximately €206.0 million and the market value of our convertible notes was approximately €117.0 million.

     The costs and expenses relating to the development of our network and of our sales and marketing resources will largely be in euro. Therefore, the development of our network and of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the remaining proceeds from our dollar denominated offerings to pay our development costs. However, as of September 30, 2001, we had exchanged all but $3.5 million of the proceeds from these offerings into Dutch guilders or euro. Prior to the application of the net proceeds from these offerings, such funds have been invested in short-term investment grade securities. Versatel does not hedge its foreign currency risk. In addition, we may become subject to greater foreign exchange fluctuations as we continue to develop our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries and Germany have adopted the euro as their legal currency.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     In October 2000 we were informed by the public prosecutor in The Netherlands of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and we believe the tax treatment of these options was correct, we have agreed with the public prosecutor that upon payment of €3.0 million, all criminal charges will be dropped, without any admission of guilt by us. In the third quarter of 2001, a provision has been made in our books of €3.0 million in this respect. Versatel intends to challenge the views of the Dutch tax authorities regarding the valuation of the aforementioned employee stock options. We have not made any provision for this potential tax exposure, which could amount to up to approximately €10.0 million. Should Versatel be successful in its case with the Dutch tax authorities, we intend to attempt to reclaim all or part of the potential settlement that has been reached with the public prosecutor.

     Versatel has filed complaints in the past with the European Commission, with OPTA and the Minister of Transport and Waterways in The Netherlands, and in Belgium, with the BIPT as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

     Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

ITEM 2. CHANGES IN SECURITIES

     None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

ITEM 5. OTHER INFORMATION

     None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

     None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 12, 2001.

Versatel Telecom International N.V

By:	/s/ Raj Raithatha
Raj Raithatha Managing Director and Chief Executive Officer